SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Smart Online, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

83171V 10 0
(CUSIP Number)

Doron Roethler
c/o Michal Raviv
28 Menachem Begin Str. (Betzalel) 28 Floor
Ramat Gan 52521
Isreal

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 83171V 10 0

1.	NAMES OF REPORTING PERSONS Doron Roethler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Holland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 2,403,353 (2) 8. SHARED VOTING POWER: 0 9. SOLE DISPOSITIVE POWER: 2,403,353 (2) 10. SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,403,353 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.18%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) In connection with the Reporting Person’s appointment as Chairman of the Issuer’s Board of Directors, on November 28, 2007 the Issuer granted the Reporting Person 15,000 shares of restricted Common Stock (as defined below) pursuant to the Issuer’s Revised Board Compensation Policy.

(2) See Item 5(a) for a detailed explanation of the Reporting Person’s beneficial ownership of Common Stock.

This Amendment No. 2 (this “Amendment”) amends the Report on Schedule 13D, originally filed on February 22, 2005, as amended by Amendment No. 1 filed on December 5, 2007 (as amended, the “Schedule 13D”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

As of May 30, 2008, the Reporting Person has acquired, in the aggregate, 2,403,353 shares of Common Stock either from the Issuer or from other shareholders of the Issuer. The Reporting Person has paid an aggregate of  $2,609,216.21 for these shares from his personal funds, including 247,043 shares purchased from Dennis Michael Nouri (the former President, Chief Executive Officer, and President of the Issuer) pursuant to a stock purchase agreement dated October 10, 2006 (the “Stock Purchase Agreement”). Consideration for the shares purchased from Mr. Nouri was made in installments over a period of time, and the agreement included certain closing conditions, all of which were satisfied by January 19, 2007.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)    The Reporting Person beneficially owns 2,403,353 shares of Common Stock, which represents approximately 13.18% of the issued and outstanding shares of Common Stock.

(b)    The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all 2,403,353 shares of Common Stock reported in Item 5(a) of this Schedule 13D.

(c)    The trading dates, number of shares of Common Stock purchased and price per share for all transactions in the Common Stock that were effected since the date of the most recently filed Report on Schedule 13D are set forth below. All transactions represent purchases of Common Stock on the OTC Bulletin Board by the Reporting Person.

Date of Transaction	Number of Shares Purchased	Price Per Share
5/19/08	45,000	$2.50
5/20/08	16,300	$2.50
5/21/08	5,000	$2.55
5/21/08	95,000	$2.60
5/22/08	5,000	$2.69
5/22/08	2,500	$2.74
5/23/08	5,300	$2.78
5/27/08	6,500	$2.79
5/27/08	4,400	$2.80
5/28/08	3,400	$2.94
5/28/08	3,100	$3.00
5/29/08	4,500	$3.00
5/30/08	20,100	$3.00

(d)    No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

SIGNATURE

After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Doron Roethler

Dated: June 13, 2008	/s/ Doron Roethler
Signature

Name: Doron Roethler